EXHIBIT 12

Computation of Ratios of Earnings to Fixed Charges

	2008	2007	2006	2005	2004
	(In thousands)
Income (loss) before Income Taxes	$(1,128,139)	$268,486	$402,746	$343,105	$261,806
Fixed Charges:
Interest Expense	722,314	795,111	700,318	452,833	280,769
REIT Preferred Dividends	27,345	19,268	—	—	—
1/3 Rent Expense	16,190	14,595	13,083	12,516	10,656

Total Fixed Charges	765,849	828,974	713,401	465,349	291,425
Adjusted Earnings	$(362,290)	$1,097,460	$1,116,147	$808,454	$553,231
Ratio of Earnings to Fixed Charges	*	1.32 x	1.56 x	1.74 x	1.90 x
Interest on Deposits	$497,023	$554,833	$469,289	$273,533	$148,136
Ratio of Earnings to Fixed Charges excluding interest on deposits	*	1.98 x	2.65 x	2.79 x	2.83 x

*	During 2008, the ratios were less than 1.00x because earnings were not sufficient to cover fixed charges.

The fixed charges above exclude interest accrued for uncertain tax positions because such interest is classified as income tax expense in the Company’s Consolidated Statements of Income.